SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 4)

                        Allstar Inns Inc.
                        (Name of Issuer)

                  Common Stock, $0.01 par value
                   (Title of class of securities)

                             198891
                         (CUSIP Number)

                      Peter A. Nussbaum, Esq.
                     Schulte Roth & Zabel LLP
                         900 Third Avenue
                    New York, New York  10022
                         (212) 756-2000

   (Name, address and telephone number of person authorized to receive notices and communications)

                        February 20, 1997

     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 198891                             Page 2 of 4 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners, L.P.    13-3700768

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            146,016

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          146,016
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    146,016

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    14.81%

     14        TYPE OF REPORTING PERSON*
                    PN

                          SCHEDULE 13D

CUSIP No. 198891                             Page 3 of 4 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners II, L.P.    13-3863925

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            3,347

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          3,347
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    3,347

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    .34%

     14        TYPE OF REPORTING PERSON*
                    PN

     This Amendment No. 4 amends and supplements the Statement on Schedule 13D (as heretofore amended, the "Schedule 13D") relating to the Common Stock, $0.01 par value (the "Shares") of Allstar Inns Inc., a Delaware corporation (the "Company"), previously filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"). This amendment is also filed on behalf of Gotham Partners II, L.P., a New York limited partnership ("Gotham II"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D. Gotham and Gotham II are hereinafter referred to as the "Reporting Persons".

     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

                             *   *   *

Item 3 is hereby amended to add the following information:

Item 3. Source and Amount of Funds or Other Consideration

     The aggregate purchase price of the Shares covered by this Amendment No. 4 and purchased by Gotham was $740,728, and the aggregate purchase price of Shares beneficially owned by Gotham II was $9,352 all of which was obtained from the general funds of Gotham and Gotham II respectively.

                             *   *   *

Item 5 is hereby amended to add the following information:

Item 5. Interest in Securities of the Issuer

      (a) Gotham owns 146,016 Shares as of the close of business on February 28, 1997, representing an aggregate of approximately 14.81% of the outstanding Shares. Gotham II owns 3,347 Shares as of the close of business on February 28, 1997, representing an aggregate of approximately .34% of the outstanding Shares. In the aggregate, the Reporting Persons beneficially own a total of 149,363 Shares as of February 28, 1997, constituting approximately 15.15% of the outstanding Shares. The percentages in this paragraph are calculated based upon 985,710 Shares outstanding as of September 30, 1996, as reported in the Company's Form 10-Q for the quarter ended September 30, 1996.

      (b) Gotham II has sole power to vote and to dispose of all of the shares beneficially owned by it.

      (c) The table below sets forth information with respect to all purchases of Shares by Gotham and Gotham II from the 60th day prior to February 20, 1997 until February 28, 1997. All of such purchases took place on the over-the-counter market.

Gotham

Transaction        Number of        Price per       Aggregate
Date               Shares           Share           Price
---------------- ---------------  --------------  --------------

02/03/97            1,340            $28.82          $ 38,618.90
02/10/97            3,255             29.25          $ 95,208.75
02/12/97              590             29.25          $ 17,257.50
02/20/97            5,325             29.67          $157,992.75
02/27/97            3,945             29.875         $117,856.88
02/28/97            9,162             29.81          $273,119.22

Gotham II

Transaction        Number of        Price per       Aggregate
Date               Shares           Share           Price
---------------- ---------------  --------------  --------------

02/10/97              45              29.25          $1,316.25
02/12/97              10              29.25          $  292.50
02/20/97              75              29.67          $2,225.25
02/27/97              55              29.875         $1,643.13
02/28/97             130              29.81          $3,875.30

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 3, 1997

                    GOTHAM PARTNERS, L.P.

                    By:   Section H Partners, L.P.
                          its general partner

                          By: DPB CORPORATION,
                              a general partner of Section H Partners, L.P.


                          By: /s/ David P. Berkowitz
                              David P. Berkowitz
                              President


                    GOTHAM PARTNERS II, L.P.

                    By:   Section H Partners, L.P.
                          its general partner

                          By: DPB CORPORATION,
                              a general partner of Section H Partners, L.P.


                          By: /s/ David P. Berkowitz
                              David P. Berkowitz
                              President